UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                         AMERITRANS CAPITAL CORPORATION

                         COMMON STOCK, $.0001 PAR VALUE

                              CUSIP No.: 03073H108


                           Bettina C. Elstroth, Esq.
                        405 Lexington Avenue, Suite 4949
                              New York, NY  10174
                                 (212)922-1177

                               December 21, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}~240. 1 3d- 1(e), 240.1 3d- 1 (f) or 240.1 3d-i
(g), check the following box.[    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See {section}240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
           CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
            THE FORM DISPLAYS A CURRENTLY VALID 0MB CONTROL NUMBER.

CUSIP NO.:

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (See Instructions).

       Paul D. Granoff
       ###-##-####
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
   3.  SEC Use Only
   4.  Source of Funds (See Instructions)
        PF

   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
   6.  Citizenship or Place of Organization

       USA

             NUMBER OF SHARES BENEFICIALLY BY OWNED
		BY EACH REPORTING PERSON WITH:

   7.  Sole Voting Power
        128,179
   8.  Shared Voting Power
        0
   9.  Sole Dispositive Power
        128,179
   10. Shared Dispositive Power
        0
   11. Aggregate Amount Beneficially Owned by Each Reporting Person
        128,179**
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X}
   13. Percent of Class Represented by Amount in Row (11)
       4.74%
   14. Type of Reporting Person (See Instructions)
       IN


** Includes (i) 40,049 Shares owned directly by Dr. Paul Granoff, (ii) 62,630 held by Granoff Family Partners Ltd., of which Dr. Granoff is a general partner, and (iii) 25,500 Shares held by the Granoff Pediatric Associates Profit Sharing Plan. Excludes 14,127 Shares held by Suzanne Granoff, Dr. Granoff's wife, of which Shares he disclaims beneficial ownership.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2005

/s/ Paul D. Granoff


(Signature)

Paul D. Granoff
(Name/Title)